[Deutsche Asset Management Logo]

January 24, 2007

Securities and Exchange Commission

Office of Filings and Information Services

450 Fifth Street, NW

Washington, D.C. 20549

Re:	Investment Company Blanket Bond

DWS Institutional Funds – File No. 811-06071

DWS Investments VIT Funds – File No. 811-07507
Cash Management Portfolio – File No. 811-06073
Equity 500 Index Portfolio – File No. 811-06698
International Equity Portfolio – File No. 811-06702
Treasury Money Portfolio – File No. 811-06072
DWS RREEF Real Estate Fund, Inc. – File No. 811-21172
DWS RREEF Real Estate Fund II, Inc. – File No. 811-21340
DWS Advisor Funds – File No. 811-04760

DWS Cash Account Trust – File No. 811-5970

DWS Global/International Fund, Inc. – File No. 811-4670
DWS Investment Trust – File No. 811-43
DWS Investors Cash Trust – File No. 811-6103
DWS Investors Municipal Cash Fund – File No. 811-6108
DWS Blue Chip Fund – File No. 811-5357
DWS Strategic Income Fund – File No. 811-2743
DWS Equity Trust – File No. 811-08599
DWS State Tax-Free Income Series – File No. 811-3657
DWS Target Fund – File No. 811-5896
DWS Technology Fund – File No. 811-0547
DWS Balanced Fund – File No. 811-1236
DWS U.S. Government Securities Fund – File No. 811-2719
DWS Variable Series II – File No. 811-5002
DWS Value Series, Inc. – File No. 811-5385
DWS Cash Investment Trust – File No. 811-2613
DWS Funds Trust – File No. 811-3229
DWS Global High Income Fund, Inc. – File No. 811-6671
DWS High Income Trust – File No. 811-5482
DWS Income Trust – File No. 811-4049
DWS International Fund, Inc. – File no. 811-642
DWS Money Funds – File No. 811-2527
DWS Money Market Trust – File no. 811-3495
DWS Multi-Market Income Trust – File No. 811-5689
DWS Municipal Income Trust – File No. 811-05655

DWS Municipal Trust – File no. 811-2671
DWS Mutual Funds, Inc. – File No. 811-5565
DWS Portfolio Trust – File No. 811-42
DWS Securities Trust – File No. 811-2021
DWS State Tax Free Trust – File No. 811-3749
DWS Strategic Income Trust – File No. 811-8382
DWS Strategic Municipal Income Trust – File No. 811-05767
DWS Tax Free Money Fund – File No. 811-2959
DWS Tax Free Trust – File No. 811-3632
DWS U.S. Treasury Money Fund – File No. 811-3043
DWS Variable Series I – File No. 811-4257
Tax-Exempt California Money Market Fund – File No. 811-5706
The Korea Fund, Inc. – File No. 811-4058
DWS Value Equity Trust – File No. 811-1444
DWS High Income Series – File No. 811-2786
DWS Cash Reserve Fund, Inc. – File No. 811-03196
DWS Global Commodities Stock Fund, Inc. – File No. 811-21600
DWS Equity Partners Fund, Inc. – File No. 811-08886
DWS Communication Fund, Inc. – File No. 811-03883
DWS Value Builder Fund, Inc. File No. 811-06600
DWS Investors Funds, Inc. – File No. 811-08227
DWS Allocation Series- File No. 811-8606
DWS Dreman Value Income Edge Fund, Inc.- File No. 811-21949

Dear Sir/Madam:

Pursuant to Rule 17-g-1(g) of the Investment Company Act of 1940, as amended, enclosed are the following documents to be filed with the Securities and Exchange Commission:

1.

A copy of Investment Company Blanket Bond No. 87146106B along with Riders No. 1 thru 14 (the “Bond”) in the amount of $78,000,000 primary coverage issued by ICI Mutual Insurance Company (“ICI”), covering the above registered investment companies and series thereof for the period October 31, 2006 to October 31, 2007;

2.

Certified resolutions approved by a majority of the Board of Directors/Trustees who are not “interested persons” of the registered investment companies, approving the amount, type, form, and coverage of the Bond and the portion of the premium to be paid by such companies, as required by Rule 17g-1(g);

3.

A matrix showing: (i) the amount of the single insured bond which the investment company would have provided and maintained had it not been named as an insured under a joint insured bond and (ii) the premiums that each investment company and its series have paid for coverage under the bonds for the period October 31, 2006 to October 31, 2007; and

4.	A statement from ICI dated December 19, 2006 indicating that the premiums have been paid for the period October 31, 2006 to October 31, 2007;

If you have any questions or need further information, please call me at 617-295-2558.

Very truly yours,

/s/Jennifer White

Jennifer White

Assistant Vice President

ICI MUTUAL INSURANCE COMPANY

P.O. Box 730
Burlington, Vermont 05402-0730

INVESTMENT COMPANY BLANKET BOND

ICI MUTUAL INSURANCE COMPANY

P.O. Box 730
Burlington, Vermont 05402-0730

DECLARATIONS

Item 1. Name of Insured (the "Insured")
DWS Investment Trust
(Continued on Rider No. 1)

Bond Number
87146106B

Principal Address: c/o Deutsche Investment Management Americas, Inc.
One South Street
Baltimore, MD 21202

Item 2. Bond Period: from 12:01 a.m. on October 31, 2006 , to 12:01 a.m. on October 31, 2007 , or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability--
Subject to Sections 9, 10 and 12 hereof:

	LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
Insuring Agreement A- FIDELITY	$78,000,000	N/A
Insuring Agreement B- AUDIT EXPENSE	$50,000	$10,000
Insuring Agreement C- ON PREMISES	$78,000,000	$100,000
Insuring Agreement D- IN TRANSIT	$78,000,000	$100,000
Insuring Agreement E- FORGERY OR ALTERATION	$78,000,000	$100,000
Insuring Agreement F- SECURITIES	$78,000,000	$100,000
Insuring Agreement G- COUNTERFEIT CURRENCY	$78,000,000	$100,000
Insuring Agreement H- UNCOLLECTIBLE ITEMS OF DEPOSIT	$350,000	$35,000
Insuring Agreement I- PHONE/ELECTRONIC TRANSACTIONS	$78,000,000	$100,000

If "Not Covered" is inserted opposite any Insuring Agreement above, such Insuring Agreement and any reference thereto shall be deemed to be deleted from this Bond.

OPTIONAL INSURING AGREEMENTS ADDED BY RIDER:

Insuring Agreement J- COMPUTER SECURITY	$78,000,000	$100,000

Item 4. Offices or Premises Covered--All the Insured's offices or other premises in existence at the time this Bond becomes effective are covered under this Bond, except the offices or other premises excluded by Rider. Offices or other premises acquired or established after the effective date of this Bond are covered subject to the terms of General Agreement A.

Item 5. The liability of ICI Mutual Insurance Company (the "Underwriter") is subject to the terms of the following Riders attached hereto:

Riders: 1-2-3-4-5-6-7-8-9-10-11-12-13-14

and of all Riders applicable to this Bond issued during the Bond Period.

By: **/S/ John T. Mulligan**
Authorized Representative

Bond (12/03)

INVESTMENT COMPANY BLANKET BOND

ICI Mutual Insurance Company (the "Underwriter"), in consideration of an agreed premium, and in reliance upon the Application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations and other terms of this bond (including all riders hereto) ("Bond"), to the extent of the Limit of Liability and subject to the Deductible Amount, agrees to indemnify the Insured for the loss, as described in the Insuring Agreements, sustained by the Insured at any time but discovered during the Bond Period.

INSURING AGREEMENTS

A. FIDELITY

Loss (including loss of Property) caused by any Dishonest or Fraudulent Act or Theft committed by an Employee anywhere, alone or in collusion with other persons (whether or not Employees), during the time such Employee has the status of an Employee as defined herein, and even if such loss is not discovered until after he or she ceases to be an Employee, EXCLUDING loss covered under Insuring Agreement B.

B. AUDIT EXPENSE

Expense incurred by the Insured for that part of audits or examinations required by any governmental regulatory authority or Self Regulatory Organization to be conducted by such authority or Organization or by an independent accountant or other person, by reason of the discovery of loss sustained by the Insured and covered by this Bond.

C. ON PREMISES

Loss of Property (including damage thereto or destruction thereof) located or reasonably believed by the Insured to be located within the Insured's offices or premises, caused by Theft or by any Dishonest or Fraudulent Act or through Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A.

D. IN TRANSIT

Loss of Property (including damage thereto or destruction thereof) while the Property is in transit in the custody of any person authorized by an Insured to act as a messenger, except while in the mail or with a carrier for hire (other than a Security Company), EXCLUDING loss covered under Insuring Agreement A. Property is "in transit" beginning immediately upon receipt of such Property by the transporting person and ending immediately upon delivery at the specified destination.

E. FORGERY OR ALTERATION

Loss caused by the Forgery or Alteration of or on (1) any bills of exchange, checks, drafts, or other written orders or directions to pay certain sums in money, acceptances, certificates of deposit, due bills, money orders, or letters of credit; or (2) other written instructions, requests or applications to the Insured, authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of Property, or giving notice of any bank account, which instructions or requests or applications purport to have been signed or endorsed by (a) any customer of the Insured, or (b) any shareholder of or subscriber to shares issued by any Investment Company, or (c) any financial or banking institution or stockbroker; or (3) withdrawal orders or receipts for the withdrawal of Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts as agent.

This Insuring Agreement E does not cover loss caused by Forgery or Alteration of Securities or loss covered under Insuring Agreement A.

F. SECURITIES

Loss resulting from the Insured, in good faith, in the ordinary course of business, and in any capacity whatsoever, whether for its own account or for the account of others, having acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability on the faith of any Securities, where such loss results from the fact that such Securities (1) were Counterfeit, or (2) were lost or stolen, or (3) contain a Forgery or Alteration, and notwithstanding whether or not the act of the Insured causing such loss violated the constitution, by-laws, rules or regulations of any Self Regulatory Organization, whether or not the Insured was a member thereof, EXCLUDING loss covered under Insuring Agreement A.

G. COUNTERFEIT CURRENCY

Loss caused by the Insured in good faith having received or accepted (1) any money orders which prove to be Counterfeit or to contain an Alteration or (2) paper currencies or coin of the United States of America or Canada which prove to be Counterfeit.

This Insuring Agreement G does not cover loss covered under Insuring Agreement A.

H. UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from the payment of dividends, issuance of Fund shares or redemptions or exchanges permitted from an account with the Fund as a consequence of

(1) uncollectible Items of Deposit of a Fund's customer, shareholder or subscriber credited by the Insured or its agent to such person's Fund account, or

(2) any Item of Deposit processed through an automated clearing house which is reversed by a Fund's customer, shareholder or subscriber and is deemed uncollectible by the Insured;

PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed, (b) exchanges of shares between Funds with exchange privileges shall be covered hereunder only if all such Funds are insured by the Underwriter for uncollectible Items of Deposit, and (c) the Insured Fund shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its Application (as amended from time to time) before paying any dividend or permitting any withdrawal with respect to such Items of Deposit (other than exchanges between Funds). Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was first credited to any Insured Fund.

This Insuring Agreement H does not cover loss covered under Insuring Agreement A.

I. PHONE/ELECTRONIC TRANSACTIONS

Loss caused by a Phone/Electronic Transaction, where the request for such Phone/Electronic Transaction:

(1) is transmitted to the Insured or its agents by voice over the telephone or by Electronic Transmission; and
(2) is made by an individual purporting to be a Fund shareholder or subscriber or an authorized agent of a Fund shareholder or subscriber; and
(3) is unauthorized or fraudulent and is made with the manifest intent to deceive;

PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Phone/Electronic Transaction Security Procedures with respect to all Phone/Electronic Transactions; and

EXCLUDING loss resulting from:

(1) the failure to pay for shares attempted to be purchased; or

(2) any redemption of Investment Company shares which had been improperly credited to a shareholder's account where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3) any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be paid or made payable to other than (a) the Shareholder of Record, or (b) any other person or bank account designated to receive redemption proceeds (i) in the initial account application, or (ii) in writing (not to include Electronic Transmission) accompanied by a signature guarantee; or

(4) any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be sent to other than any address for such account which was designated (a) in the initial account application, or (b) in writing (not to include Electronic Transmission), where such writing is received at least one (1) day prior to such redemption request, or (c) by voice over the telephone or by Electronic Transmission at least fifteen (15) days prior to such redemption; or

(5) the intentional failure to adhere to one or more Phone/Electronic Transaction Security Procedures; or

(6) a Phone/Electronic Transaction request transmitted by electronic mail or transmitted by any method not subject to the Phone/Electronic Transaction Security Procedures; or

(7) the failure or circumvention of any physical or electronic protection device, including any firewall, that imposes restrictions on the flow of electronic traffic in or out of any Computer System.

This Insuring Agreement I does not cover loss covered under Insuring Agreement A, "Fidelity" or Insuring Agreement J, "Computer Security".

GENERAL AGREEMENTS

A. ADDITIONAL OFFICES OR EMPLOYEES--CONSOLIDATION OR MERGER--NOTICE

1. Except as provided in paragraph 2 below, this Bond shall apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period, without the need to give notice thereof or pay additional premiums to the Underwriter for the Bond Period.

2. If during the Bond Period an Insured Investment Company shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within sixty (60) days notify the Underwriter thereof, then this Bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Underwriter may make such coverage contingent upon the payment of an additional premium.

B. WARRANTY

No statement made by or on behalf of the Insured, whether contained in the Application or otherwise, shall be deemed to be an absolute warranty, but only a warranty that such statement is true to the best of the knowledge of the person responsible for such statement.

C. COURT COSTS AND ATTORNEYS' FEES

The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense of any legal proceeding brought against the Insured claiming that the Insured is liable for any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this Bond; provided, however, that with respect to Insuring Agreement A this indemnity shall apply only in the event that

1. an Employee admits to having committed or is adjudicated to have committed a Dishonest or Fraudulent Act or Theft which caused the loss; or

2. in the absence of such an admission or adjudication, an arbitrator or arbitrators acceptable to the Insured and the Underwriter concludes, after a review of an agreed statement of facts, that an Employee has committed a Dishonest or Fraudulent Act or Theft which caused the loss.

The Insured shall promptly give notice to the Underwriter of any such legal proceeding and upon request shall furnish the Underwriter with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such legal proceeding in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such legal proceeding.

If the amount of the Insured's liability or alleged liability in any such legal proceeding is greater than the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C), or if a Deductible Amount is applicable, or both, the indemnity liability of the Underwriter under this General Agreement C is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C) bears to the sum of such amount plus the amount which the Insured is not entitled to recover. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement.

THIS BOND, INCLUDING THE FOREGOING INSURING AGREEMENTS AND GENERAL AGREEMENTS, IS SUBJECT TO THE FOLLOWING PROVISIONS, CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms used in this Bond shall have the meanings stated in this Section:

A. **"Alteration"** means the marking, changing or altering in a material way of the terms, meaning or legal effect of a document with the intent to deceive.

B. **"Application"** means the Insured's application (and any attachments and materials submitted in connection therewith) furnished to the Underwriter for this Bond.

C. **"Computer System"** means (1) computers with related peripheral components, including storage components, (2) systems and applications software, (3) terminal devices, (4) related communications networks or customer communication systems, and (5) related electronic funds transfer systems; by which data or monies are electronically collected, transmitted, processed, stored or retrieved.

D. **"Counterfeit"** means, with respect to any item, one which is false but is intended to deceive and to be taken for the original authentic item.

E. **"Deductible Amount"** means, with respect to any Insuring Agreement, the amount set forth under the heading "Deductible Amount" in Item 3 of the Declarations or in any Rider for such Insuring Agreement, applicable to each Single Loss covered by such Insuring Agreement.

F. **"Depository"** means any "securities depository" (other than any foreign securities depository) in which an Investment Company may deposit its Securities in accordance with Rule 17f-4 under the Investment Company Act of 1940.

G. **"Dishonest or Fraudulent Act"** means any dishonest or fraudulent act, including "larceny and embezzlement" as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss and (2) to obtain financial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act.

H. **"Electronic Transmission"** means any transmission effected by electronic means, including but not limited to a transmission effected by telephone tones, Telefacsimile, wireless device, or over the Internet.

I. **"Employee"** means:

(1) each officer, director, trustee, partner or employee of the Insured, and

(2) each officer, director, trustee, partner or employee of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

(3) each attorney performing legal services for the Insured and each employee of such attorney or of the law firm of such attorney while performing services for the Insured, and

(4) each student who is an authorized intern of the Insured, while in any of the Insured's offices, and

(5) each officer, director, trustee, partner or employee of

(a) an investment adviser,

(b) an underwriter (distributor),

(c) a transfer agent or shareholder accounting recordkeeper, or

(d) an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as an Insured, but only while (i) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or (ii) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, or (iii) such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee; provided, that the term "Employee" shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting recordkeeper or administrator (x) which is not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company named as Insured or of the adviser or underwriter of such Investment Company, or (y) which is a "Bank" (as defined in Section 2(a) of the Investment Company Act of 1940), and

(6) each individual assigned, by contract or by any agency furnishing temporary personnel, in either case on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, and

(7) each individual assigned to perform the usual duties of an employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or securities, unless included under subsection (5) hereof, and

(8) each officer, partner or employee of

(a) any Depository or Exchange,

(b) any nominee in whose name is registered any Security included in the systems for the central handling of securities established and maintained by any Depository, and

(c) any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis,

while such officer, partner or employee is performing services for any Depository in the operation of systems for the central handling of securities, and

(9) in the case of an Insured which is an "employee benefit plan" (as defined in Section 3 of the Employee Retirement Income Security Act of 1974 ("ERISA")) for officers, directors or employees of another Insured ("In-House Plan"), any "fiduciary" or other "plan official" (within the meaning of Section 412 of ERISA) of such In-House Plan, provided that such fiduciary or other plan official is a director, partner, officer, trustee or employee of an Insured (other than an In-House Plan).

Each employer of temporary personnel and each entity referred to in subsections (6) and (7) and their respective partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond.

Brokers, agents, independent contractors, or representatives of the same general character shall not be considered Employees, except as provided in subsections (3), (6), and (7).

J. **"Exchange"** means any national securities exchange registered under the Securities Exchange Act of 1934.

K. **"Forgery"** means the physical signing on a document of the name of another person (whether real or fictitious) with the intent to deceive. A Forgery may be by means of mechanically reproduced facsimile signatures as well as handwritten signatures. Forgery does not include the signing of an individual's own name, regardless of such individual's authority, capacity or purpose.

L. **"Items of Deposit"** means one or more checks or drafts.

M. **"Investment Company"** or **"Fund"** means an investment company registered under the Investment Company Act of 1940.

N. **"Limit of Liability"** means, with respect to any Insuring Agreement, the limit of liability of the Underwriter for any Single Loss covered by such Insuring Agreement as set forth under the heading "Limit of Liability" in Item 3 of the Declarations or in any Rider for such Insuring Agreement.

O. **"Mysterious Disappearance"** means any disappearance of Property which, after a reasonable investigation has been conducted, cannot be explained.

P. **"Non-Fund"** means any corporation, business trust, partnership, trust or other entity which is not an Investment Company.

Q. **"Phone/Electronic Transaction Security Procedures"** means security procedures for Phone/Electronic Transactions as provided in writing to the Underwriter.

R. **"Phone/Electronic Transaction"** means any (1) redemption of shares issued by an Investment Company, (2) election concerning dividend options available to Fund shareholders, (3) exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, or (4) purchase of shares issued by an Investment Company, which redemption, election, exchange or purchase is requested by voice over the telephone or through an Electronic Transmission.

S. **"Property"** means the following tangible items: money, postage and revenue stamps, precious metals, Securities, bills of exchange, acceptances, checks, drafts, or other written orders or directions to pay sums certain in money, certificates of deposit, due bills, money orders, letters of credit, financial futures contracts, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages, and assignments of any of the foregoing, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing (but excluding all data processing records), in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity.

T. **"Securities"** means original negotiable or non-negotiable agreements or instruments which represent an equitable or legal interest, ownership or debt (including stock certificates, bonds, promissory notes, and assignments thereof), which are in the ordinary course of business and transferable by physical delivery with appropriate endorsement or assignment. "Securities" does not include bills of exchange, acceptances, certificates of deposit, checks, drafts, or other written orders or directions to pay sums certain in money, due bills, money orders, or letters of credit.

U. **"Security Company"** means an entity which provides or purports to provide the transport of Property by secure means, including, without limitation, by use of armored vehicles or guards.

V. **"Self Regulatory Organization"** means any association of investment advisers or securities dealers registered under the federal securities laws, or any Exchange.

W. **"Shareholder of Record"** means the record owner of shares issued by an Investment Company or, in the case of joint ownership of such shares, all record owners, as designated (1) in the initial account application, or (2) in writing accompanied by a signature guarantee, or (3) pursuant to procedures as set forth in the Application.

X. **"Single Loss"** means:

(1) all loss resulting from any one actual or attempted Theft committed by one person, or
(2) all loss caused by any one act (other than a Theft or a Dishonest or Fraudulent Act) committed by one person, or
(3) all loss caused by Dishonest or Fraudulent Acts committed by one person, or
(4) all expenses incurred with respect to any one audit or examination, or
(5) all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

All acts or omissions of one or more persons which directly or indirectly aid or, by failure to report or otherwise, permit the continuation of an act referred to in subsections (1) through (3) above of any other person shall be deemed to be the acts of such other person for purposes of this subsection.

All acts or occurrences or events which have as a common nexus any fact, circumstance, situation, transaction or series of facts, circumstances, situations, or transactions shall be deemed to be one act, one occurrence, or one event.

Y. **"Telefacsimile"** means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines or over the Internet.

Z. **"Theft"** means robbery, burglary or hold-up, occurring with or without violence or the threat of violence.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

A. Loss resulting from (1) riot or civil commotion outside the United States of America and Canada, or (2) war, revolution, insurrection, action by armed forces, or usurped power, wherever occurring; except if such loss occurs in transit, is otherwise covered under Insuring Agreement D, and when such transit was initiated, the Insured or any person initiating such transit on the Insured's behalf had no knowledge of such riot, civil commotion, war, revolution, insurrection, action by armed forces, or usurped power.

B. Loss in time of peace or war resulting from nuclear fission or fusion or radioactivity, or biological or chemical agents or hazards, or fire, smoke, or explosion, or the effects of any of the foregoing.

C. Loss resulting from any Dishonest or Fraudulent Act committed by any person while acting in the capacity of a member of the Board of Directors or any equivalent body of the Insured or of any other entity.

D. Loss resulting from any nonpayment or other default of any loan or similar transaction made by the Insured or any of its partners, directors, officers or employees, whether or not authorized and whether procured in good faith or through a Dishonest or Fraudulent Act, unless such loss is otherwise covered under Insuring Agreement A, E or F.

E. Loss resulting from any violation by the Insured or by any Employee of any law, or any rule or regulation pursuant thereto or adopted by a Self Regulatory Organization, regulating the issuance, purchase or sale of securities, securities transactions upon security exchanges or over the counter markets, Investment Companies, or investment advisers, unless such loss, in the absence of such law, rule or regulation, would be covered under Insuring Agreement A, E or F.

F. Loss of Property while in the custody of any Security Company, unless such loss is covered under this Bond and is in excess of the amount recovered or received by the Insured under (1) the Insured's contract with such Security Company, and (2) insurance or indemnity of any kind carried by such Security Company for the benefit of, or otherwise available to, users of its service, in which case this Bond shall cover only such excess, subject to the applicable Limit of Liability and Deductible Amount.

G. Potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except when covered under Insuring Agreement H.

H. Loss in the form of (1) damages of any type for which the Insured is legally liable, except direct compensatory damages, or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.

I. Loss resulting from the surrender of Property away from an office of the Insured as a result of a threat

(1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger as a result of a threat to do bodily harm to such person, if the Insured had no knowledge of such threat at the time such transit was initiated, or

(2) to do damage to the premises or Property of the Insured, unless such loss is otherwise covered under Insuring Agreement A.

J. All costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond, except to the extent certain audit expenses are covered under Insuring Agreement B.

K. Loss resulting from payments made to or withdrawals from any account, involving funds erroneously credited to such account, unless such loss is otherwise covered under Insuring Agreement A.

L. Loss resulting from uncollectible Items of Deposit which are drawn upon a financial institution outside the United States of America, its territories and possessions, or Canada.

M. Loss resulting from the Dishonest or Fraudulent Acts, Theft, or other acts or omissions of an Employee primarily engaged in the sale of shares issued by an Investment Company to persons other than (1) a person registered as a broker under the Securities Exchange Act of 1934 or (2) an "accredited investor" as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, which is not an individual.

N. Loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

O. Loss resulting from any purchase, redemption or exchange of securities issued by an Investment Company or other Insured, or any other instruction, request, acknowledgement, notice or transaction involving securities issued by an Investment Company or other Insured or the dividends in respect thereof, when any of the foregoing is requested, authorized or directed or purported to be requested, authorized or directed by voice over the telephone or by Electronic Transmission, unless such loss is otherwise covered under Insuring Agreement A or Insuring Agreement I.

P. Loss resulting from any Dishonest or Fraudulent Act or Theft committed by an Employee as defined in Section 1.I(2), unless such loss (1) could not have been reasonably discovered by the due diligence of the Insured at or prior to the time of acquisition by the Insured of the assets acquired from a predecessor, and (2) arose out of a lawsuit or valid claim brought against the Insured by a person unaffiliated with the Insured or with any person affiliated with the Insured.

Q. Loss resulting from the unauthorized entry of data into, or the deletion or destruction of data in, or the change of data elements or programs within, any Computer System, unless such loss is otherwise covered under Insuring Agreement A.

SECTION 3. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured's rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this Bond may have against another named Insured under this Bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this Bond shall not bind the Underwriter without the Underwriter's written consent.

SECTION 4. LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured, except that if the Insured includes such other loss in the Insured's proof of loss, the Underwriter shall consider its liability therefor. As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

See also General Agreement C (Court Costs and Attorneys' Fees).

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit mentioned in General Agreement C or to recover court costs or attorneys' fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this Bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, P.O. Box 730, Burlington, Vermont 05402-0730.

SECTION 5. DISCOVERY

For all purposes under this Bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1) becomes aware of facts, or

(2) receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that loss covered by this Bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 6. VALUATION OF PROPERTY

For the purpose of determining the amount of any loss hereunder, the value of any Property shall be the market value of such Property at the close of business on the first business day before the discovery of such loss; except that

(1) the value of any Property replaced by the Insured prior to the payment of a claim therefor shall be the actual market value of such Property at the time of replacement, but not in excess of the market value of such Property on the first business day before the discovery of the loss of such Property;

(2) the value of Securities which must be produced to exercise subscription, conversion, redemption or deposit privileges shall be the market value of such privileges immediately preceding the expiration thereof if the loss of such Securities is not discovered until after such expiration, but if there is no quoted or other ascertainable market price for such Property or privileges referred to in clauses (1) and (2), their value shall be fixed by agreement between the parties or by arbitration before an arbitrator or arbitrators acceptable to the parties; and

(3) the value of books of accounts or other records used by the Insured in the conduct of its business shall be limited to the actual cost of blank books, blank pages or other materials if the books or records are reproduced plus the cost of labor for the transcription or copying of data furnished by the Insured for reproduction.

SECTION 7. LOST SECURITIES

The maximum liability of the Underwriter hereunder for lost Securities shall be the payment for, or replacement of, such Securities having an aggregate value not to exceed the applicable Limit of Liability. If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall assign to the Underwriter all of the Insured's right, title and interest in and to such Securities. In lieu of such payment, the Underwriter may, at its option, replace such lost Securities, and in such case the Insured shall cooperate to effect such replacement. To effect the replacement of lost Securities, the Underwriter may issue or arrange for the issuance of a lost instrument bond. If the value of such Securities does not exceed the applicable Deductible Amount (at the time of the discovery of the loss), the Insured will pay the usual premium charged for the lost instrument bond and will indemnify the issuer of such bond against all loss and expense that it may sustain because of the issuance of such bond.

If the value of such Securities exceeds the applicable Deductible Amount (at the time of discovery of the loss), the Insured will pay a proportion of the usual premium charged for the lost instrument bond, equal to the percentage that the applicable Deductible Amount bears to the value of such Securities upon discovery of the loss, and will indemnify the issuer of such bond against all loss and expense that is not recovered from the Underwriter under the terms and conditions of this Bond, subject to the applicable Limit of Liability.

SECTION 8. SALVAGE

If any recovery is made, whether by the Insured or the Underwriter, on account of any loss within the applicable Limit of Liability hereunder, the Underwriter shall be entitled to the full amount of such recovery to reimburse the Underwriter for all amounts paid hereunder with respect to such loss. If any recovery is made, whether by the Insured or the Underwriter, on account of any loss in excess of the applicable Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the amount of such recovery, net of the actual costs and expenses of recovery, shall be applied to reimburse the Insured in full for the portion of such loss in excess of such Limit of Liability, and the remainder, if any, shall be paid first to reimburse the Underwriter for all amounts paid hereunder with respect to such loss and then to the Insured to the extent of the portion of such loss within the Deductible Amount. The Insured shall execute all documents which the Underwriter deems necessary or desirable to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

Prior to its termination, this Bond shall continue in force up to the Limit of Liability for each Insuring Agreement for each Single Loss, notwithstanding any previous loss (other than such Single Loss) for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to any Single Loss shall be limited to the applicable Limit of Liability irrespective of the total amount of such Single Loss and shall not be cumulative in amounts from year to year or from period to period.

SECTION 10. MAXIMUM LIABILITY OF UNDERWRITER; OTHER BONDS OR POLICIES

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this Bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable Deductible Amount and the other provisions of this Bond. Recovery for any Single Loss may not be made under more than one Insuring Agreement. If any Single Loss covered under this Bond is recoverable or recovered in whole or in part because of an unexpired discovery period under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured, the maximum liability of the Underwriter shall be the greater of either (1) the applicable Limit of Liability under this Bond, or (2) the maximum liability of the Underwriter under such other bonds or policies.

SECTION 11. OTHER INSURANCE

Notwithstanding anything to the contrary herein, if any loss covered by this Bond shall also be covered by other insurance or suretyship for the benefit of the Insured, the Underwriter shall be liable hereunder only for the portion of such loss in excess of the amount recoverable under such other insurance or suretyship, but not exceeding the applicable Limit of Liability of this Bond.

SECTION 12. DEDUCTIBLE AMOUNT

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from any other bond, suretyship or insurance policy or as an advance by the Underwriter hereunder) shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and the other terms of this Bond.

No Deductible Amount shall apply to any loss covered under Insuring Agreement A sustained by any Investment Company named as an Insured.

SECTION 13. TERMINATION

The Underwriter may terminate this Bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this Bond is terminated as to any Investment Company, to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this Bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this Bond as to any Investment Company, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This Bond will terminate as to any Insured that is a Non-Fund immediately and without notice upon (1) the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter's standard short rate cancellation tables if this Bond is terminated by the Insured or pro rata if this Bond is terminated by the Underwriter.

Upon the detection by any Insured that an Employee has committed any Dishonest or Fraudulent Act(s) or Theft, the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent Dishonest or Fraudulent Act(s) or Theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected Dishonest or Fraudulent Act(s) or Theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s) or Theft.

This Bond shall terminate as to any Employee by written notice from the Underwriter to each Insured and, if such Employee is an Employee of an Insured Investment Company, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 14. RIGHTS AFTER TERMINATION

At any time prior to the effective date of termination of this Bond as to any Insured, such Insured may, by written notice to the Underwriter, elect to purchase the right under this Bond to an additional period of twelve (12) months within which to discover loss sustained by such Insured prior to the effective date of such termination and shall pay an additional premium therefor as the Underwriter may require.

Such additional discovery period shall terminate immediately and without notice upon the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator. Promptly after such termination the Underwriter shall refund to the Insured any unearned premium.

The right to purchase such additional discovery period may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business.

SECTION 15. CENTRAL HANDLING OF SECURITIES

The Underwriter shall not be liable for loss in connection with the central handling of securities within the systems established and maintained by any Depository ("Systems"), unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants' fund insuring the Depository against such loss (the "Depository's Recovery"); in such case the Underwriter shall be liable hereunder only for the Insured's share of such excess loss, subject to the applicable Limit of Liability, the Deductible Amount and the other terms of this Bond.

For determining the Insured's share of such excess loss, (1) the Insured shall be deemed to have an interest in any certificate representing any security included within the Systems equivalent to the interest the Insured then has in all certificates representing the same security included within the Systems; (2) the Depository shall have reasonably and fairly apportioned the Depository's Recovery among all those having an interest as recorded by appropriate entries in the books and records of the Depository in Property involved in such loss, so that each such interest shall share in the Depository's Recovery in the ratio that the value of each such interest bears to the total value of all such interests; and (3) the Insured's share of such excess loss shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by the Depository.

This Bond does not afford coverage in favor of any Depository or Exchange or any nominee in whose name is registered any security included within the Systems.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one entity is named as the Insured:

A. the total liability of the Underwriter hereunder for each Single Loss shall not exceed the Limit of Liability which would be applicable if there were only one named Insured, regardless of the number of Insured entities which sustain loss as a result of such Single Loss,

B. the Insured first named in Item 1 of the Declarations shall be deemed authorized to make, adjust, and settle, and receive and enforce payment of, all claims hereunder as the agent of each other Insured for such purposes and for the giving or receiving of any notice required or permitted to be given hereunder; provided, that the Underwriter shall promptly furnish each named Insured

Investment Company with (1) a copy of this Bond and any amendments thereto, (2) a copy of each formal filing of a claim hereunder by any other Insured, and (3) notification of the terms of the settlement of each such claim prior to the execution of such settlement,

C. the Underwriter shall not be responsible or have any liability for the proper application by the Insured first named in Item 1 of the Declarations of any payment made hereunder to the first named Insured,

D. for the purposes of Sections 4 and 13, knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall constitute knowledge or discovery by every named Insured,

E. if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond, and

F. each named Insured shall constitute "the Insured" for all purposes of this Bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Within thirty (30) days after learning that there has been a change in control of an Insured by transfer of its outstanding voting securities the Insured shall give written notice to the Underwriter of:

A. the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name), and

B. the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

C. the total number of outstanding voting securities.

As used in this Section, "control" means the power to exercise a controlling influence over the management or policies of the Insured.

SECTION 18. CHANGE OR MODIFICATION

This Bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter's authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity, in a manner which adversely affects the rights of an Insured Investment Company shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured Investment Company affected thereby.

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be executed on the Declarations Page.

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 1

INSURED		BOND NUMBER
DWS Investment Trust		**87146106B**
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
October 31, 2006	**October 31, 2006 to October 31, 2007**	**/S/ John T. Mulligan**

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

DWS Global/International Fund, Inc., a series fund consisting of:
- o DWS Global Opportunities Fund
- o DWS Emerging Markets Fixed Income Fund
- o DWS Global Thematic Fund
- o DWS Global Bond Fund

DWS Investment Trust, a series fund consisting of:
- o DWS Capital Growth Fund
- o DWS Growth & Income Fund
- o DWS Large Company Growth Fund
- o DWS S&P 500 Index Fund
- o DWS Small Cap Core Fund

DWS Cash Investment Trust

DWS Funds Trust, a series fund consisting of:
- o DWS Short Term Bond Fund

DWS Income Trust, a series fund consisting of:
- o DWS GNMA Fund

DWS International Fund, Inc., a series fund consisting of:
- o DWS Emerging Markets Equity Fund
- o DWS Europe Equity Fund
- o DWS International Fund
- o DWS Latin America Equity Fund
- o DWS Pacific Opportunities Equity Fund
- o DWS International Value Opportunities Fund

DWS Money Market Trust, a series fund consisting of:
- o DWS Money Market Series

DWS Municipal Trust, a series fund consisting of:
- o DWS High Yield Tax Free Fund
- o DWS Managed Municipal Bond Fund

DWS Mutual Funds, Inc., a series fund consisting of:
- o DWS Gold & Precious Metals Fund

DWS Allocation Series, a series fund consisting of:
- o DWS Conservative Allocation Fund
- o DWS Growth Allocation Fund
- o DWS Moderate Allocation Fund
- o DWS Growth Plus Allocation Fund

DWS Portfolio Trust, a series fund consisting of:
- o DWS Core Plus Income Fund

DWS Securities Trust, a series fund consisting of:
- o DWS Health Care Fund
- o DWS Small Cap Value Fund

DWS State Tax Free Trust, a series fund consisting of:
- o DWS Massachusetts Tax-Free Fund

DWS Tax Free Money Fund

DWS Tax Free Trust, a series fund consisting of:
- o DWS Intermediate Tax/AMT Free Fund

DWS U.S. Treasury Money Fund

DWS Value Equity Trust, a series fund consisting of:
- o DWS Enhanced S&P 500 Index Fund
- o DWS Equity Income Fund

DWS Variable Series I, a series fund consisting of:
- o DWS Bond VIP
- o DWS Capital Growth VIP
- o DWS Global Opportunities VIP
- o DWS Growth & Income VIP
- o DWS Health Care VIP
- o DWS International VIP

DWS Communications Fund, Inc.

DWS Equity Partners Fund, Inc.

DWS Value Builder Fund, Inc.

Cash Reserve Fund, Inc., a series fund consisting of:
- o Prime Series
- o Treasury Series
- o Tax-Free Series

DWS Investors Funds, Inc., a series fund consisting of:
- o DWS Japan Equity Fund

DWS Institutional Funds, a series fund consisting of:
- o Daily Assets Fund Institutional
- o Cash Management Fund Institutional
- o DWS EAFE Equity Index Fund
- o DWS Equity 500 Index Fund
- o Cash Reserves Fund Institutional
- o DWS International Equity Fund
- o Treasury Money Fund
- o DWS Commodity Securities Fund
- o DWS Inflation Protected Plus Fund
- o DWS U.S. Bond Index Fund

DWS Investments VIT Funds, a series fund consisting of:
- o DWS Equity 500 Index VIP
- o DWS Small Cap Index VIP
- o DWS RREEF Real Estate Securities VIP

Cash Management Portfolio
DWS Equity 500 Index Portfolio
DWS International Equity Portfolio
Treasury Money Portfolio
DWS RREEF Real Estate Fund, Inc.
DWS RREEF Real Estate Fund II, Inc.
DWS Advisor Funds, a series fund consisting of:
- o Cash Management Fund Investment
- o Money Market Fund Investment
- o Tax Free Money Fund Investment
- o NY Tax Free Money Fund
- o Treasury Money Fund Investment
- o DWS Core Fixed Income Fund
- o DWS High Income Plus Fund
- o DWS International Equity Fund
- o DWS International Select Equity Fund
- o DWS Lifecycle Long Range Fund
- o DWS Micro Cap Fund
- o DWS Mid Cap Growth Fund
- o DWS Small Cap Growth Fund
- o DWS Short Duration Fund
- o DWS Short Duration Plus Fund
- o DWS Short-Term Municipal Bond Fund
- o DWS RREEF Real Estate Securities Fund
- o DWS RREEF Global Real Estate Securities Fund

DWS Variable Series II, a series fund consisting of:
- o DWS Mid Cap Growth VIP
- o DWS Blue Chip VIP
- o DWS Large Cap Value VIP
- o DWS Global Thematic VIP
- o DWS Government & Agency Securities VIP
- o DWS High Income VIP
- o DWS International Select Equity VIP
- o DWS Core Fixed Income VIP
- o DWS Money Market VIP
- o DWS Small Cap Growth VIP
- o DWS Technology VIP
- o DWS Balanced VIP
- o DWS Moderate Allocation VIP
- o DWS Conservative Allocation VIP
- o DWS Growth Allocation VIP
- o DWS Large Cap Core VIP
- o DWS Foreign Value VIP
- o DWS All Cap Growth VIP
- o DWS Strategic Income VIP
- o DWS Dreman Small/Mid Cap Value VIP
- o DWS Dreman High Return Equity VIP
- o DWS Janus Growth & Income VIP
- o DWS Janus Growth Opportunities VIP
- o DWS Turner Mid Cap Growth VIP
- o DWS Oak Strategic Equity VIP
- o DWS Davis Venture Value VIP

Cash Account Trust, a series fund consisting of:
- o Money Market Portfolio
- o Government & Agency Securities Portfolio
- o Tax-Exempt Portfolio

Investors Cash Trust, a series fund consisting of:
- o Government & Agency Securities Portfolio
- o Treasury Portfolio

Investors Municipal Cash Fund, a series fund consisting of:
- o Investors Florida Municipal Cash Fund
- o Investors New Jersey Municipal Cash Fund
- o Investors Michigan Municipal Cash Fund
- o Investors Pennsylvania Municipal Cash Fund
- o Tax-Exempt New York Money Market Fund

Tax-Exempt California Money Market Fund

DWS Money Funds, a series fund consisting of:
- o DWS Money Market Prime Series
- o DWS Government & Agency Money Fund
- o DWS Tax-Exempt Money Fund

DWS High Income Trust

DWS Multi-Market Income Trust
DWS Municipal Income Trust
DWS Strategic Income Trust
DWS Strategic Municipal Income Trust
The Korea Fund, Inc.
The Brazil Fund, Inc.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00 (1/02)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 2

INSURED		BOND NUMBER
DWS Investment Trust		**87146106B**
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
October 31, 2006	**October 31, 2006 to October 31, 2007**	**/S/ John T. Mulligan**

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding Section 2.Q of this Bond, this Bond is amended by adding an additional Insuring Agreement J as follows:

J. COMPUTER SECURITY

Loss (including loss of Property) resulting directly from Computer Fraud; provided, that the Insured has adopted in writing and generally maintains and follows during the Bond Period all Computer Security Procedures. The isolated failure of the Insured to maintain and follow a particular Computer Security Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

1. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

   a. "Authorized User" means any person or entity designated by the Insured (through contract, assignment of User Identification, or otherwise) as authorized to use a Covered Computer System, or any part thereof. An individual who invests in an Insured Fund shall not be considered to be an Authorized User solely by virtue of being an investor.

   b. "Computer Fraud" means the unauthorized entry of data into, or the deletion or destruction of data in, or change of data elements or programs within, a Covered Computer System which:

      (1) is committed by any Unauthorized Third Party anywhere, alone or in collusion with other Unauthorized Third Parties; and

      (2) is committed with the conscious manifest intent (a) to cause the Insured to sustain a loss, and (b) to obtain financial benefit for the perpetrator or any other person; and

(3) causes (x) Property to be transferred, paid or delivered; or (y) an account of the Insured, or of its customer, to be added, deleted, debited or credited; or (z) an unauthorized or fictitious account to be debited or credited.

c. "Computer Security Procedures" means procedures for prevention of unauthorized computer access and use and administration of computer access and use as provided in writing to the Underwriter.

d. "Covered Computer System" means any Computer System as to which the Insured has possession, custody and control.

e. "Unauthorized Third Party" means any person or entity that, at the time of the Computer Fraud, is not an Authorized User.

f. "User Identification" means any unique user name (*i.e.*, a series of characters) that is assigned to a person or entity by the Insured.

2. Exclusions. It is further understood and agreed that this Insuring Agreement J shall not cover:

a. Any loss covered under Insuring Agreement A, "Fidelity," of this Bond; and

b. Any loss resulting directly or indirectly from Theft or misappropriation of confidential or proprietary information, material or data (including but not limited to trade secrets, computer programs or customer information); and

c. Any loss resulting from the intentional failure to adhere to one or more Computer Security Procedures; and

d. Any loss resulting from a Computer Fraud committed by or in collusion with:

(1) any Authorized User (whether a natural person or an entity); or

(2) in the case of any Authorized User which is an entity, (a) any director, officer, partner, employee or agent of such Authorized User, or (b) any entity which controls, is controlled by, or is under common control with such Authorized User ("Related Entity"), or (c) any director, officer, partner, employee or agent of such Related Entity; or

(3) in the case of any Authorized User who is a natural person, (a) any entity for which such Authorized User is a director, officer, partner, employee or agent ("Employer Entity"), or (b) any director, officer, partner, employee or agent of such Employer Entity, or (c) any entity which controls, is controlled by, or is under common control with such Employer Entity ("Employer-Related Entity"), or (d) any director, officer, partner, employee or agent of such Employer-Related Entity;

and

e. Any loss resulting from physical damage to or destruction of any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

f. Any loss resulting from Computer Fraud committed by means of wireless access to any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

g. Any loss not directly and proximately caused by Computer Fraud (including, without limitation, disruption of business and extra expense); and

h. Payments made to any person(s) who has threatened to deny or has denied authorized access to a Covered Computer System or otherwise has threatened to disrupt the business of the Insured.

For purposes of this Insuring Agreement, "Single Loss," as defined in Section 1.X of this Bond, shall also include all loss caused by Computer Fraud(s) committed by one person, or in which one person is implicated, whether or not that person is specifically identified. A series of losses involving unidentified individuals, but arising from the same method of operation, may be deemed by the Underwriter to involve the same individual and in that event shall be treated as a Single Loss.

It is further understood and agreed that nothing in this Rider shall affect the exclusion set forth in Section 2.0 of this Bond.

Coverage under this Insuring Agreement shall terminate upon termination of this Bond. Coverage under this Insuring Agreement may also be terminated without terminating this Bond as an entirety:

(a) by written notice from the Underwriter not less than sixty (60) days prior to the effective date of termination specified in such notice; or

(b) immediately by written notice from the Insured to the Underwriter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN19.0-04 (12/03)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 3

INSURED		BOND NUMBER
DWS Investment Trust		**87146106B**
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
October 31, 2006	**October 31, 2006 to October 31, 2007**	**/S/ John T. Mulligan**

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Deductible Amount for Insuring Agreement E, Forgery or Alteration, and Insuring Agreement F, Securities, shall not apply with respect to loss through Forgery of a signature on the following documents:

(1) letter requesting redemption of $50,000 or less payable by check to the shareholder of record and addressed to the address of record; or,

(2) letter requesting redemption of $50,000 or less by wire transfer to the record shareholder's bank account of record; or

(3) written request to a trustee or custodian for a Designated Retirement Account ("DRA") which holds shares of an Insured Fund, where such request (a) purports to be from or at the instruction of the Owner of such DRA, and (b) directs such trustee or custodian to transfer $50,000 or less from such DRA to a trustee or custodian for another DRA established for the benefit of such Owner;

provided, that the Limit of Liability for a Single Loss as described above shall be $50,000 and that the Insured shall bear 20% of each such loss. This Rider shall not apply in the case of any such Single Loss which exceeds $50,000; in such case the Deductible Amounts and Limits of Liability set forth in Item 3 of the Declarations shall control.

For purposes of this Rider:

(A) "Designated Retirement Account" means any retirement plan or account described or qualified under the Internal Revenue Code of 1986, as amended, or a subaccount thereof.

(B) "Owner" means the individual for whose benefit the DRA, or a subaccount thereof, is established.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN27.0-02 (1/02)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 4

INSURED		BOND NUMBER
DWS Investment Trust		**87146106B**
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
October 31, 2006	**October 31, 2006 to October 31, 2007**	**/S/ John T. Mulligan**

In consideration of the premium charged for this Bond, it is hereby understood and agreed that:

1. In the event that a loss is covered under more than one bond issued to DWS Investment Trust or any affiliates thereof issued by ICI Mutual Insurance Company, the total liability of ICI Mutual Insurance Company under all implicated bonds in combination shall not exceed the applicable Limit of Liability of the largest of the implicated bonds. In no event shall the applicable Limits of Liability of each of the implicated bonds be added together or otherwise combined to determine the total liability of ICI Mutual Insurance Company.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN23.0-01 (11/03)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 5

INSURED		BOND NUMBER
DWS Investment Trust		**87146106B**
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
October 31, 2006	**October 31, 2006 to October 31, 2007**	**/S/ John T. Mulligan**

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond does not cover any loss resulting from or in connection with the acceptance of any Third Party Check, unless

(1) such Third Party Check is used to open or increase an account which is registered in the name of one or more of the payees on such Third Party Check, and

(2) reasonable efforts are made by the Insured, or by the entity receiving Third Party Checks on behalf of the Insured, to verify all endorsements on all Third Party Checks made payable in amounts greater than $100,000 (provided, however, that the isolated failure to make such efforts in a particular instance will not preclude coverage, subject to the exclusions herein and in the Bond), and then only to the extent such loss is otherwise covered under this Bond.

For purposes of this Rider, "Third Party Check" means a check made payable to one or more parties and offered as payment to one or more other parties.

It is further understood and agreed that notwithstanding anything to the contrary above or elsewhere in the Bond, this Bond does not cover any loss resulting from or in connection with the acceptance of a Third Party Check where:

(1) any payee on such Third Party Check reasonably appears to be a corporation or other entity; or

(2) such Third Party Check is made payable in an amount greater than $100,000 and does not include the purported endorsements of all payees on such Third Party Check.

It is further understood and agreed that this Rider shall not apply with respect to any coverage that may be available under Insuring Agreement A, "Fidelity."

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN30.0-01 (1/02)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 6

INSURED		BOND NUMBER
DWS Investment Trust		**87146106B**
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
October 31, 2006	**October 31, 2006 to October 31, 2007**	**/S/ John T. Mulligan**

In consideration of the premium charged for this Bond, it is hereby understood and agreed that, notwithstanding anything to the contrary in General Agreement A of this Bond, Item 1 of the Declarations shall include any Newly Created Investment Company or portfolio provided that the Insured shall submit to the Underwriter within fifteen (15) days after the end of each calendar quarter, a list of all Newly Created Investment Companies or portfolios, the estimated annual assets of each Newly Created Investment Company or portfolio, and copies of any prospectuses and statements of additional information relating to such Newly Created Investment Companies or portfolios, unless said prospectuses and statements of additional information have been previously submitted. Following the end of a calendar quarter, any Newly Created Investment Company or portfolio created within the preceding calendar quarter will continue to be an Insured only if the Underwriter is notified as set forth in this paragraph, the information required herein is provided to the Underwriter, and the Underwriter acknowledges the addition of such Newly Created Investment Company or portfolio to the Bond by a Rider to this Bond.

For purposes of this Rider, Newly Created Investment Company or portfolio shall mean any Investment Company or portfolio for which registration with the SEC has been declared effective for a time period of less than one calendar quarter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN33.0-00 (1/02)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 7

INSURED		BOND NUMBER
DWS Investment Trust		**87146106B**
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
October 31, 2006	**October 31, 2006 to October 31, 2007**	**/S/ John T. Mulligan**

In consideration for the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement I), this Bond does not cover any loss resulting from any On-Line Redemption(s) or On-Line Purchase(s) involving an aggregate amount in excess of $250,000 per shareholder account per day, unless before such redemption(s) or purchase(s), in a procedure initiated by the Insured or by the entity receiving the request for such On-Line Redemption(s) or On-Line Purchase(s):

> (i) the Shareholder of Record verifies, by some method other than an Electronic Transmission effected by computer-to-computer over the Internet or utilizing modem or similar connections, that each such redemption or purchase has been authorized, and (ii) if such redemption or purchase is to be effected by wire to or from a particular bank account, a duly authorized employee of the bank verifies the account number to or from which funds are being transferred, and that the name on the account is the same as the name of the intended recipient of the proceeds.

It is further understood and agreed that, notwithstanding the Limit of Liability set forth herein or any other provision of this Bond, the Limit of Liability with respect to any Single Loss caused by an On-Line Transaction shall be Ten Million Dollars ($10,000,000) and the On-Line Deductible with respect to Insuring Agreement I is Fifty Thousand Dollars ($50,000).

It is further understood and agreed that notwithstanding Section 8, Non-Reduction and Non-Accumulation of Liability and Total Liability, or any other provision of this Bond, the Aggregate Limit of Liability of the Underwriter under this Bond with respect to any and all loss or losses caused by On-Line Transactions shall be an aggregate of Ten Million Dollars ($10,000,000) for the Bond Period, irrespective of the total amount of such loss or losses.

For purposes of this Rider, the following terms shall have the following meanings:

"On-Line Purchase" means any purchase of shares issued by an Investment Company, which purchase is requested by computer-to-computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

"On-Line Redemption" means any redemption of shares issued by an Investment Company, which redemption is requested by computer-to computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

"On-Line Transaction" means any Phone/Electronic Transaction requested by computer-to-computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN38.0-02 (8/02)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 8

INSURED		BOND NUMBER
DWS Investment Trust		87146106B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
October 31, 2006	October 31, 2006 to October 31, 2007	/S/ John T. Mulligan

In consideration for the premium charged for this Bond, it is hereby understood and agreed that, with respect to Insuring Agreement I only, the Deductible Amount set forth in Item 3 of the Declarations ("Phone/Electronic Deductible") shall not apply with respect to a Single Loss, otherwise covered by Insuring Agreement I, caused by:

(1) a Phone/Electronic Redemption requested to be paid or made payable by check to the Shareholder of Record at the address of record; or

(2) a Phone/Electronic Redemption requested to be paid or made payable by wire transfer to the Shareholder of Record's bank account of record,

provided, that the Limit of Liability for a Single Loss as described in (1) or (2) above shall be the lesser of 80% of such loss or $40,000 and that the Insured shall bear the remainder of each such Loss. This Rider shall not apply if the application of the Phone/Electronic Deductible to the Single Loss would result in coverage of greater than $40,000 or more; in such case the Phone-initiated Deductible and Limit of Liability set forth in Item 3 of the Declarations shall control.

For purposes of this Rider, "Phone/Electronic Redemption" means any redemption of shares issued by an Investment Company, which redemption is requested (a) by voice over the telephone, (b) through an automated telephone tone or voice response system, (c) by Telefacsimile, or (d) by computer-to-computer transmission over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN39.0-02 (8/02)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 9

INSURED		BOND NUMBER
DWS Investment Trust		**87146106B**
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
October 31, 2006	**October 31, 2006 to October 31, 2007**	**/S/ John T. Mulligan**

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement I), this Bond does not cover loss caused by a Phone/Electronic Transaction requested:

- by wireless device transmissions over the Internet (including any connected or associated intranet or extranet),

except insofar as such loss is covered under Insuring Agreement A "Fidelity" of this Bond.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10

INSURED		BOND NUMBER
DWS Investment Trust		**87146106B**
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
October 31, 2006	**October 31, 2006 to October 31, 2007**	**/S/ John T. Mulligan**

In consideration of the premium charged for this Bond, it is hereby understood and agreed that not withstanding Section 8, Non-Reduction and Non Accumulation of Liability and Total Liability, or any other provision of this Bond, the total liability of the Underwriter under this Bond with respect to all losses, under Insuring Agreement H, Uncollectible Items of Deposit, shall be limited to an aggregate of Seven Million Dollars ($7,000,000) for the Bond Period, irrespective of the total amount of any such loss or losses.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RV24.0-01 (9/99)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED		BOND NUMBER
DWS Investment Trust		**87146106B**
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
October 31, 2006	**October 31, 2006 to October 31, 2007**	**/S/ John T. Mulligan**

In consideration of the premium charged for this Bond, it is hereby understood and agreed that for purposes of Section I.G "Employee" shall include all persons appointed "honorary director" of an Investment Company named as an Insured.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RM14-00 (12/91)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 12

INSURED		BOND NUMBER
DWS Investment Trust		**87146106B**
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
October 31, 2006	**October 31, 2006 to October 31, 2007**	**/S/ John T. Mulligan**

Most property and casualty insurers, including ICI Mutual Insurance Company ("ICI Mutual"), are subject to the requirements of the Terrorism Risk Insurance Act of 2002 (the "Act"). The Act establishes a Federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future **"insured losses"** resulting from certified **"acts of terrorism."** (Each of these **bolded terms** is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified **"acts of terrorism"** will be partially reimbursed by the United States government under a formula established by the Act. Under this formula, the United States government will reimburse ICI Mutual for 90% of ICI Mutual's **"insured losses"** in excess of a statutorily established deductible until total insured losses of all participating insurers reach $100 billion. If total "insured losses" of all property and casualty insurers reach $100 billion during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this bond may be reduced as a result.

This bond has no express exclusion for **"acts of terrorism."** However, coverage under this bond remains subject to all applicable terms, conditions and limitations of the bond (including exclusions) that are permissible under the Act. The portion of the premium that is attributable to any coverage potentially available under the bond for **"acts of terrorism"** is one percent (1%).

RN53.0-00 (3/03)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 13

INSURED		BOND NUMBER
DWS Investment Trust		**87146106B**
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
October 31, 2006	**October 31, 2006 to October 31, 2007**	**/S/ John T. Mulligan**

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Section 1.G shall be amended to read as follows:

> "Dishonest or Fraudulent Act" means any dishonest or fraudulent act, including "larceny and embezzlement" as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss or (2) to obtain financial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RM14.1-00 (10/04)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 14

INSURED		BOND NUMBER
DWS Investment Trust		**87146106B**
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
November 6, 2006	**October 31, 2006 to October 31, 2007**	**/S/ John T. Mulligan**

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

DWS Dreman Value Income Edge Fund, Inc.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00 (1/02)

DWS FUNDS NEW YORK BOARD FUNDS

CERTIFICATE OF THE SECRETARY

I, John Millette, do hereby certify as follows:

1.	That I am the duly elected Secretary of the Funds listed on the attached Appendix A, (the “Funds”);

2.

I further certify that the following is a complete and correct copy of resolutions adopted by the members of the Board of Trustees of the Funds at a meeting duly called, convened and held on October 11, 2006 at which a quorum was present and acting throughout, and that such resolutions have not been amended and are in full force and effect:

RESOLVED, that, after due consideration of all relevant factors including, but not limited to, the value of the aggregate assets of each Series to which any Covered Person (which for the purpose of these resolutions shall mean each director, officer and employee of the Fund or of Deutsche Investment Management Americas Inc. (“DeIM”), or an affiliate thereof, who may, singly or jointly with others, have access to securities or other assets of a Series, either directly or through authority to draw upon such funds or to direct generally the disposition of such assets) may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the number of other parties named as insureds and the sizes and nature of the businesses of such parties, and the nature of the portfolio securities of each Series and of such other parties, the form of Investment Company Blanket Bond issued by ICI Mutual Insurance Company for the period from October 31, 2006 to October 31, 2007 (the “ICI Bond”), and the amount thereof, namely primary coverage of up to $  78,000,000 for any larceny or embezzlement committed by any Covered Person, are determined to be reasonable and are hereby approved; and

FURTHER RESOLVED, that, after consideration of all relevant factors, including, but not limited to, the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the ICI Bond and the amount of the premium for the ICI Bond, the ratable allocation of the premium among all parties named as insureds, and the comparison of the share of the premium allocated to the Fund and each Series to that which the Fund and each Series would have had to pay if it had provided and maintained a single insured bond, the portion of the total premium allocated to the Fund and each Series, as discussed at this meeting, for the period from October 31, 2006 to October 31, 2007, payable for coverage as described in the preceding resolution, be, and it hereby is, approved, and the payment or the reimbursement by any officer of the Fund, on behalf of each Series, of DeIM or an affiliate thereof, as the case may be, of such premium be, and it hereby is, approved.

3.

I further certify that the following is a complete and correct copy of resolutions adopted by the members of the Board of Trustees of the Funds at a meeting duly called, convened and held on September 20, 2006 at which a quorum was present and acting throughout, and that such resolutions have not been amended and are in full force and effect:

Approval of Insurance Allocation Agreement

RESOLVED, that the officers of the Fund are hereby authorized to enter into an Insurance Allocation Agreement with the joint insureds in the form presented to this meeting, with such changes as may be recommended by Counsel, in conformity with paragraph (f) of Rule 17g-1 of the 1940 Act.

IN WITNESS WHEREOF, I hereunto set my hand this tenth day of January 23, 2007.

/s/John Millette
John Millette
Secretary

APPENDIX A

THE DWS FUNDS – NEW YORK BOARD

CASH MANAGEMENT PORTFOLIO

CASH RESERVE FUND, INC., and its series:

Prime Series

Tax-Free Series

Treasury Series

DWS ADVISOR FUNDS, and its series:

Cash Management Fund Investment

DWS International Equity Fund

DWS Mid Cap Growth Fund

DWS RREEF Global Real Estate Securities Fund

DWS Small Cap Growth Fund

DWS Short Duration Plus Fund

NY Tax Free Money Fund Investment

Tax Free Money Fund Investment

Treasury Money Fund Investment

DWS ADVISOR FUNDS II, and its series:

DWS EAFE Equity Index Fund

DWS U.S. Bond Index Fund

DWS ADVISOR FUNDS III, and its series:

DWS Lifecycle Long Range Fund

Money Market Fund Investment

DWS ALLOCATION SERIES, and its series

DWS Conservative Allocation Fund

DWS Growth Allocation Fund

DWS Growth Plus Allocation Fund

DWS Moderate Allocation Fund

DWS CASH INVESTMENT TRUST

DWS COMMUNICATIONS FUND, INC.

DWS EQUITY PARTNERS FUND, INC.

DWS EQUITY 500 INDEX PORTFOLIO

DWS FUNDS TRUST, and its series

DWS Short Term Bond Fund

DWS GLOBAL COMMODITIES STOCK FUND, INC.

DWS GLOBAL/INTERNATIONAL FUND, INC., and its series

DWS Emerging Markets Fixed Income Fund

DWS Global Bond Fund

DWS Global Opportunities Fund

DWS Global Thematic Fund

DWS GLOBAL HIGH INCOME FUND, INC.

DWS INCOME TRUST, and its series

DWS GNMA Fund

DWS INSTITUTIONAL FUNDS, and its series:

Cash Management Fund Institutional

Cash Reserves Fund Institutional

Daily Assets Fund Institutional

DWS Commodity Securities Fund

DWS Equity 500 Index Fund

DWS Inflation Protected Plus Fund

DWS International Equity Fund

Treasury Money Fund

DWS INTERNATIONAL FUND, INC. , and its series

DWS Emerging Markets Equity Fund

DWS Europe Equity Fund

DWS International Fund

DWS International Value Opportunities Fund

DWS Latin America Equity Fund

DWS Pacific Opportunities Equity Fund

DWS INTERNATIONAL EQUITY PORTFOLIO

DWS INVESTMENT TRUST, and its series

DWS Capital Growth Fund

DWS Growth & Income Fund

DWS Large Company Growth Fund

DWS S&P 500 Index Fund

DWS Small Cap Core Fund

DWS INVESTMENTS TRUST, and its series

DWS Core Fixed Income Fund

DWS High Income Plus Fund

DWS International Select Equity Fund

DWS Micro Cap Fund

DWS Short Duration Fund

DWS Short-Term Municipal Bond Fund

DWS INVESTMENTS VIT TRUST, and its series:

DWS Equity 500 Index VIP

DWS RREEF Real Estate Securities VIP

DWS Small Cap Index VIP

DWS INVESTORS FUNDS, INC., and its series:

DWS Japan Equity Fund

DWS MONEY MARKET TRUST, and its series

DWS Money Market Series

DWS MUNICIPAL TRUST, and its series

DWS High Yield Tax Free Fund

DWS Managed Municipal Bond Fund

DWS MUTUAL FUNDS, INC., and its series

DWS Gold & Precious Metals Fund

DWS PORTFOLIO TRUST, and its series

DWS Core Plus Income Fund

DWS RREEF REAL ESTATE FUND, INC.

DWS RREEF REAL ESTATE FUND II, INC.

DWS RREEF SECURITIES TRUST, and its series:

DWS RREEF Real Estate Securities Fund

DWS SECURITIES TRUST, and its series

DWS Health Care Fund

DWS Small Cap Value Fund

DWS STATE TAX FREE TRUST, and its series

DWS Massachusetts Tax-Free Fund

DWS TAX FREE MONEY FUND

DWS TAX FREE TRUST, and its series

DWS Intermediate Tax/AMT Free Fund

DWS U.S. TREASURY MONEY FUND

DWS VALUE BUILDER FUND, INC.

DWS VALUE EQUITY TRUST, and its series

DWS Enhanced S&P 500 Index Fund
DWS Equity Income Fund

DWS VARIABLE SERIES I, and its series

DWS Bond VIP

DWS Capital Growth VIP

DWS Global Opportunities VIP

DWS Growth & Income VIP

DWS Health Care VIP

DWS International VIP

Money Market VIP

TREASURY MONEY PORTFOLIO

DWS FUNDS CHICAGO BOARD FUNDS

CERTIFICATE OF THE SECRETARY

I, John Millette, do hereby certify as follows:

4.	That I am the duly elected Secretary of the Funds listed on the attached Appendix A, (the “Funds”);

5.

I further certify that the following is a complete and correct copy of resolutions adopted by the members of the Board of Trustees of the Funds at a meeting duly called, convened and held on November 15, 2006 at which a quorum was present and acting throughout, and that such resolutions have not been amended and are in full force and effect:

RESOLVED, that, after due consideration of all relevant factors including, but not limited to, the value of the aggregate assets of each Series to which any Covered Person (which for the purpose of these resolutions shall mean each director, officer and employee of the Fund or of Deutsche Investment Management Americas Inc. (“DeIM”), or an affiliate thereof, who may, singly or jointly with others, have access to securities or other assets of a Series, either directly or through authority to draw upon such funds or to direct generally the disposition of such assets) may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the number of other parties named as insureds and the sizes and nature of the businesses of such parties, and the nature of the portfolio securities of each Series and of such other parties, the form of Investment Company Blanket Bond issued by ICI Mutual Insurance Company for the period from October 31, 2006 to October 31, 2007 (the “ICI Bond”), and the amount thereof, namely primary coverage of up to $  78,000,000 for any larceny or embezzlement committed by any Covered Person, are determined to be reasonable and are hereby ratified, confirmed and approved; and

FURTHER RESOLVED, that, after consideration of all relevant factors, including, but not limited to, the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the ICI Bond and the amount of the premium for the ICI Bond, the ratable allocation of the premium among all parties named as insureds, and the comparison of the share of the premium allocated to the Fund and each Series to that which the Fund and each Series would have had to pay if it had provided and maintained a single insured bond, the portion of the total premium allocated to the Fund and each Series, as discussed at this meeting, for the period from October 31, 2006 to October 31, 2007, payable for coverage as described in the preceding resolution, be, and it hereby is, ratified, confirmed and approved, and the payment or the reimbursement by any officer of the Fund, on behalf of each Series, of DeIM or an affiliate thereof, as the case may be, of such premium be, and it hereby is, ratified, confirmed and approved.

6.

I further certify that the following is a complete and correct copy of a resolution adopted by the members of the Board of Trustees of the Funds at a meeting duly called, convened and held on September 22, 2006 at which a quorum was present and acting throughout, and that such resolutions have not been amended and are in full force and effect:

Approval of Insurance Allocation Agreements

RESOLVED, that the officers of the Fund are hereby authorized to enter into Insurance Allocation Agreements with the joint insureds in the form presented to this meeting, with such changes as may be recommended by Counsel, in conformity with paragraph (f) of Rule 17g-1 of the 1940 Act.

IN WITNESS WHEREOF, I hereunto set my hand this tenth day of January 23, 2007.

/s/John Millette
John Millette
Secretary

APPENDIX A

DWS BALANCED FUND

DWS BLUE CHIP FUND

DWS EQUITY TRUST
DWS Core Plus Allocation Fund

DWS Dreman Financial Services Fund

DWS HIGH INCOME SERIES

DWS High Income Fund

DWS STATE TAX-FREE INCOME SERIES

DWS CA Tax-Free Income Fund

DWS NY Tax-Free Income Fund

DWS STRATEGIC INCOME FUND

DWS TARGET FUND

DWS Target 2008 Fund

DWS Target 2010 Fund

DWS Target 2011 Fund

DWS Target 2012 Fund

DWS Target 2013 Fund

DWS Target 2014 Fund

CASH ACCOUNT TRUST

Money Market Portfolio
Davidson Cash Equivalent Shares - Money Market

Davidson Cash Equivalent Plus Shares – Money Market

Capital Assets Funds Shares – Money Market
Capital Assets Funds Shares – Preferred Money Market
Government & Agency Securities Portfolio
Davidson Cash Equivalent Shares - Government & Agency
Davidson Cash Equivalent Plus Shares – Government &Agency

Capital Assets Funds Shares – Government & Agency

Tax-Exempt Portfolio

Davidson Cash Equivalent Shares – Tax Exempt Capital Assets Funds Shares – Tax Exempt

INVESTORS CASH TRUST

Government & Agency Securities Portfolio

Treasury Portfolio
INVESTORS MUNICIPAL CASH FUND

Investors Florida Municipal Cash Fund

Investors New Jersey Municipal Cash Fund

Investors Michigan Municipal Cash Fund

Investors Pennsylvania Municipal Cash Fund

Tax-Exempt New York Money Market Portfolio

TAX-EXEMPT CA MONEY MARKET FUND

DWS TECHNOLOGY FUND

DWS U.S. GOVERNMENT SECURITIES FUND

DWS VALUE SERIES, INC.

DWS Large Cap Value Fund

DWS Dreman High Return Equity Fund
DWS Dreman Mid Cap Value Fund

DWS Dreman Small Cap Value Fund
DWS Dreman Concentrated Value Fund

DWS VARIABLE SERIES II

DWS Balanced VIP

DWS Blue Chip VIP

DWS Conservative Allocation VIP

DWS Core Fixed Income VIP
DWS Davis Venture Value VIP

DWS Dreman High Return Equity VIP

DWS Dreman Small Cap Value VIP

DWS Global Thematic VIP

DWS Government & Agency Securities VIP

DWS Growth Allocation VIP

DWS High Income VIP

DWS International Select Equity VIP
DWS Janus Growth and Income VIP
DWS Janus Growth Opportunities VIP

DWS Large Cap Value VIP
DWS Legg Mason Aggressive Growth VIP

DWS Mercury Large Cap Core VIP
DWS Mid Cap Growth VIP
DWS Moderate Allocation VIP

DWS Money Market VIP
DWS Oak Strategic Equity VIP

DWS Small Cap Growth VIP

DWS Strategic Income VIP

DWS Technology VIP

DWS Templeton Foreign Value VIP

DWS Turner Mid Cap Growth VIP

DWS HIGH INCOME TRUST

DWS MULTI-MARKET INCOME TRUST

DWS MUNICIPAL INCOME TRUST

DWS STRATEGIC INCOME TRUST

DWS STRATEGIC MUNICIPAL INCOME TRUST

DWS MONEY FUNDS

DWS Money Market Fund

DWS Government & Agency Money Fund

DWS Tax-Exempt Money Fund

THE KOREA FUND, INC.

CERTIFICATE OF THE SECRETARY

I, John Millette, do hereby certify as follows:

7.	That I am the duly elected Secretary of The Korea Fund, Inc., (the “Fund”);

8.

I further certify that the following is a complete and correct copy of resolutions adopted by the members of the Board of Directors of the Fund at a meeting duly called, convened and held on August 22, 2006 at which a quorum was present and acting throughout, and that such resolutions have not been amended and are in full force and effect:

Approval of the Fidelity Bond Insurance Allocation Agreement

RESOLVED, that the officers of the Fund are hereby authorized to enter into a Fidelity Bond Insurance Allocation Agreement with the joint insureds in the form presented to this meeting, with such changes as may be recommended by Counsel, in conformity with paragraph (f) of Rule 17g-1 of the 1940 Act.

Approval of Fidelity Bond

RESOLVED, that, after due consideration of all relevant factors including, but not limited to, the value of the aggregate assets of the Fund to which any Covered Person (which for the purpose of these resolutions shall mean each director, officer and employee of the Fund or of Deutsche Investment Management Americas Inc. (“DeIM”), or an affiliate thereof, who may, singly or jointly with others, have access to securities or other assets of the Fund, either directly or through authority to draw upon such funds or to direct generally the disposition of such assets) may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the number of other parties named as insureds and the sizes and nature of the businesses of such parties, and the nature of the portfolio securities of the Fund and of such other parties, the form of Investment Company Blanket Bond issued by ICI Mutual Insurance Company for the period from October 31, 2006 to October 31, 2007 (the “ICI Bond”), and the amount thereof, namely primary coverage of up to $78 million or any larceny or embezzlement committed by any Covered Person, are determined to be reasonable and are hereby approved; and

FURTHER RESOLVED, that, after consideration of all relevant factors, including, but not limited to, the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the ICI Bond and the amount of the premium for the ICI Bond, the ratable allocation of the premium among all parties named as insureds, and the comparison of the share of the premium allocated to the Fund to that which the Fund would have had to pay if it had provided and maintained a single insured bond, the portion of the total premium allocated to the Fund, as discussed at this meeting, for the period from October 31, 2006 to October 31, 2007, payable for coverage as described in the preceding resolution, be, and it hereby is, approved, and the payment or the reimbursement by any officer of the Fund of DeIM or an affiliate thereof, as the case may be, of such premium be, and it hereby is, approved.

IN WITNESS WHEREOF, I hereunto set my hand this tenth day of January 23, 2007.

/s/John Millette
John Millette
Secretary

DWS DREMAN VALUE INCOME EDGE FUND, INC.

CERTIFICATE OF THE SECRETARY

I, John Millette, do hereby certify as follows:

9.	That I am the duly elected Secretary of DWS Dreman Value Income Edge Fund, Inc., (the “Fund”);
10.

I further certify that the following is a complete and correct copy of resolutions adopted by the members of the Board of Directors of the Fund at a meeting duly called, convened and held on November 15, 2006 at which a quorum was present and acting throughout, and that such resolutions have not been amended and are in full force and effect:

Approval of the Fidelity Bond Insurance Allocation Agreement

RESOLVED, that the officers of the Fund are hereby authorized to enter into Insurance Allocation Agreements with the joint insureds in the form presented to this meeting, with such changes as may be recommended by Counsel, in conformity with paragraph (f) of Rule 17g-1 of the 1940 Act.

Approval of Fidelity Bond

RESOLVED, that, after due consideration of all relevant factors including, but not limited to, the value of the aggregate assets of the Fund to which any Covered Person (which for the purpose of these resolutions shall mean each director, officer and employee of the Fund or of Deutsche Investment Management Americas Inc. (“DeIM”), or an affiliate thereof, who may, singly or jointly with others, have access to securities or other assets of the Fund, either directly or through authority to draw upon such funds or to direct generally the disposition of such assets) may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the number of other parties named as insureds and the sizes and nature of the businesses of such parties, and the nature of the portfolio securities of each Series and of such other parties, the form of Investment Company Blanket Bond issued by ICI Mutual Insurance Company for the period from October 31, 2006 to October 31, 2007 (the “ICI Bond”), and the amount thereof, namely primary coverage of up to $78,000,000 for any larceny or embezzlement committed by any Covered Person, are determined to be reasonable and are hereby approved.

IN WITNESS WHEREOF, I hereunto set my hand this tenth day of January 24, 2007.

/s/John Millette
John Millette
Secretary

Investment Company	Assets Under Management October 31, 2006	Assets under Trust Method	17(g) -1 Trust Method Calculation	%	Annual Fidelity Bond Premium	ICI Mutual Premium Indication for Separate Limit 11/06/06
NEW YORK BOARD (34/87)						
DWS Global/International Fund, Inc.						
DWS Global Opportunities Fund	$728,583,024		$900,000	25.53%	$1,867.30	$4,500
DWS Emerging Markets Fixed Income Fund	207,868,886		600,000	17.02%	1,244.87	$3,000
DWS Global Thematic Fund	1,518,936,699		1,500,000	42.55%	3,112.17	$7,500
DWS Global Bond Fund	144,391,829		525,000	14.89%	1,089.26	$2,625
Total Assets		$ 2,599,780,438	1,900,000	2.67%	7,313.61	$9,500
Investment Trust						
DWS Capital Growth Fund	1,807,894,917		1,500,000	24.00%	2,309.56	$7,500
DWS Growth & Income Fund	4,568,978,814		2,500,000	40.00%	3,849.27	$12,500
DWS Large Company Growth Fund	329,778,719		750,000	12.00%	1,154.78	$3,750
DWS S&P 500 Index Fund	720,856,844		900,000	14.40%	1,385.74	$4,500
DWS Small Cap Core Fund	160,392,394		600,000	9.60%	923.82	$3,000
Total Trust Assets		7,587,901,688	2,500,000	3.52%	9,623.17	$12,500
DWS Cash Investment Trust	830,083,814					
		830,083,814	1,000,000	1.41%	3,849.27	$5,000
DWS Funds Trust						
DWS Short Term Bond Fund	706,204,155					
		706,204,155	900,000	1.27%	3,464.34	$4,500
DWS Income Trust						
DWS GNMA Fund	2,623,939,871					
		2,623,939,871	1,900,000	2.67%	7,313.61	$9,500
DWS International Fund, Inc.						
DWS Emerging Markets Equity Fund	309,371,877		750,000	15.31%	1,355.10	$3,750
DWS Europe Equity Fund	577,611,240		900,000	18.37%	1,626.12	$4,500
DWS International Fund	1,738,630,020		1,500,000	30.61%	2,710.20	$7,500
DWS Latin America Equity Fund	791,427,203		1,000,000	20.41%	1,806.80	$5,000
DWS Pacific Opportunities Equity Fund	154,856,688		600,000	12.24%	1,084.08	$3,000
DWS International Value Opportunities Fund	6,536,177		150,000	3.06%	271.02	$750
Total Assets		3,578,433,205	2,300,000	3.23%	8,853.32	$11,500
DWS Money Market Trust (1)						
DWS Money Market Series (1):						
Prime Reserve Shares	111,625,319		525,000	11.23%	1,080.68	$2,625
Institutional Shares	16,652,560,617		2,500,000	53.48%	5,146.08	$12,500
Managed Shares	431,411,538		750,000	16.04%	1,543.82	$3,750
Premium Shares	699,760,831		900,000	19.25%	1,852.59	$4,500
Total Trust Assets		17,895,358,305	2,500,000	3.52%	9,623.17	$12,500
DWS Municipal Trust						
DWS High Yield Tax Free Fund	870,577,853		1,000,000	28.57%	2,749.48	$5,000
DWS Managed Municipal Bond Fund	4,051,626,757		2,500,000	71.43%	6,873.69	$12,500
Total Trust Assets		4,922,204,610	2,500,000	3.52%	9,623.17	$12,500
DWS Mutual Funds, Inc.						
DWS Gold & Precious Metals Fund	639,550,643					
		639,550,643	900,000	1.27%	3,464.34	$4,500
DWS Allocation Series						
DWS Conservative Allocation Fund	141,418,006		525,000	22.58%	869.19	$2,625
DWS Growth Allocation Fund	315,338,791		750,000	32.26%	1,241.70	$3,750
DWS Moderate Allocation Fund	311,297,485		750,000	32.26%	1,241.70	$3,750
DWS Growth Plus Allocation Fund	29,663,705		300,000	12.90%	496.68	$1,500
Total Trust Assets		797,717,987	1,000,000	1.41%	3,849.27	$5,000
DWS Portfolio Trust						
DWS Core Plus Income Fund	702,542,190					
Total Trust Assets		702,542,190	900,000	1.27%	3,464.34	$4,500
DWS Securities Trust						
DWS Health Care Fund	228,643,239		600,000	44.44%	1,539.71	$3,000
DWS Small Cap Value Fund	329,636,031		750,000	55.56%	1,924.63	$3,750
Total Trust Assets		558,279,270	900,000	1.27%	3,464.34	$4,500
DWS State Tax Free Trust						
DWS Massachusetts Tax-Free Fund	452,123,026					
		452,123,026	750,000	1.05%	2,886.95	$3,750
DWS Tax Free Money Fund	181,413,704					
		181,413,704	600,000	0.84%	2,309.56	$3,000
DWS Tax Free Trust						
DWS Intermediate Tax/AMT Free Fund	666,549,151					
		666,549,151	900,000	1.27%	3,464.34	$4,500

DWS U.S. Treasury Money Fund	179,729,208					
		179,729,208	600,000	0.84%	2,309.56	$3,000
DWS Value Equity Trust						
DWS Enhanced S&P 500 Index Fund	102,377,664		525,000	50.00%	1,154.78	$2,625
DWS Equity Income Fund	142,856,717		525,000	50.00%	1,154.78	$2,625
Total Trust Assets		245,234,381	600,000	0.84%	2,309.56	$3,000
DWS Variable Series I ("SVS I")						
DWS Bond VIP	218,476,908		600,000	11.59%	847.95	$3,000
DWS Capital Growth VIP	1,005,504,662		1,250,000	24.15%	1,766.57	$6,250
DWS Global Opportunities VIP	347,562,229		750,000	14.49%	1,059.94	$3,750
DWS Growth & Income VIP	325,656,683		750,000	14.49%	1,059.94	$3,750
DWS Health Care VIP	126,122,533		525,000	10.14%	741.96	$2,625
DWS International VIP	692,355,084		900,000	17.39%	1,271.93	$4,500
Money Market VIP	56,298,376		400,000	7.73%	565.30	$2,000
Total Trust Assets		2,771,976,475	1,900,000	2.67%	7,313.61	$9,500
DWS Communications Fund, Inc.	365,713,083					
		365,713,083	750,000	1.05%	2,886.95	$3,750
DWS Equity Partners Fund, Inc.	443,515,497					
		443,515,497	750,000	1.05%	2,886.95	$3,750
DWS Value Builder Fund, Inc.	477,753,510					
		477,753,510	750,000	1.05%	2,886.95	$3,750
Cash Reserve Fund, Inc.						
Prime Series	2,552,388,473		1,900,000	52.05%	4,608.58	$9,500
Treasury Series	320,324,415		750,000	20.55%	1,819.17	$3,750
Tax-Free Series	811,453,247		1,000,000	27.40%	2,425.57	$5,000
Total Assets		3,684,166,135	2,300,000	3.23%	8,853.32	$11,500
DWS Investors Funds, Inc.						
DWS Japan Equity Fund	211,069,176					
Total Assets		211,069,176	600,000	0.84%	2,309.56	$3,000
DWS Institutional Funds						
DWS Commodity Securities Fund	238,834,029		600,000	14.04%	1,242.57	$3,000
Daily Assets Fund Institutional	3,051,541,235		2,100,000	49.12%	4,349.00	$10,500
DWS Inflation Protected Plus Fund	26,431,826		300,000	7.02%	621.29	$1,500
DWS EAFE Equity Index Fund	373,705,132		750,000	17.54%	1,553.21	$3,750
DWS U.S. Bond Index Fund	133,493,187		525,000	12.28%	1,087.25	$2,625
Total Trust Assets		3,824,005,409	2,300,000	3.23%	8,853.32	$11,500
Cash Management Portfolio	8,172,047,924	8,172,047,924	2,500,000	3.52%	9,623.17	$12,500
DWS Equity 500 Index Portfolio	2,775,438,569	2,775,438,569	1,900,000	2.67%	7,313.61	$9,500
DWS International Equity Portfolio	324,871,247	324,871,247	750,000	1.05%	2,886.95	$3,750
Treasury Money Portfolio	878,077,006	878,077,006	1,000,000	1.41%	3,849.27	$5,000
DWS Investments VIT Funds						
DWS Equity 500 Index VIP	1,499,904,084		1,250,000	50.00%	3,271.88	$6,250
DWS Small Cap Index VIP	581,195,391		900,000	36.00%	2,355.75	$4,500
DWS RREEF Real Estate Securities VIP	48,816,762		350,000	14.00%	916.13	$1,750
Total Trust Assets		2,129,916,237	1,700,000	2.39%	6,543.76	$8,500
DWS Advisor Funds						
Tax Free Money Fund Investment	82,389,779		450,000	3.81%	366.21	$2,250
NY Tax Free Money Fund Investment	64,953,581		400,000	3.38%	325.52	$2,000
DWS Short Duration Plus Fund	474,945,785		750,000	6.34%	610.35	$3,750
DWS Mid Cap Growth Fund	1,287,265,691		1,250,000	10.57%	1,017.25	$6,250
DWS Small Cap Growth Fund	518,195,933		900,000	7.61%	732.42	$4,500
DWS Core Fixed Income Fund	1,422,974,860		1,250,000	10.57%	1,017.25	$6,250
DWS Short-Term Municipal Bond Fund	532,962,127		900,000	7.61%	732.42	$4,500
DWS Short Duration Fund	115,691,727		525,000	4.44%	427.24	$2,625
DWS High Income Plus Fund	419,408,973		750,000	6.34%	610.35	$3,750
DWS Micro Cap Fund	90,209,024		450,000	3.81%	366.21	$2,250
DWS International Select Equity Fund	269,767,111		750,000	6.34%	610.35	$3,750
DWS Lifecycle Long Range Fund	775,015,362		1,000,000	8.46%	813.80	$5,000
DWS RREEF Real Estate Securities Fund	2,010,777,687		1,700,000	14.38%	1,383.46	$8,500
DWS RREEF Global Real Estate Securities Fund	259,028,767		750,000	6.34%	610.35	$3,750
Total Trust Assets		8,323,586,407	2,500,000	3.52%	9,623.17	$12,500
Closed End Funds under New York Board (4):						
DWS Global High Income Fund, Inc.	95,873,822	95,873,822	450,000	0.63%	1,732.17	$2,250
DWS Global Commodities Stock Fund, Inc.	435,646,433	435,646,433	750,000	1.05%	2,886.95	$3,750
DWS RREEF Real Estate Fund, Inc.	474,751,188	474,751,188	750,000	1.05%	2,886.95	$3,750
DWS RREEF Real Estate Fund II, Inc.	883,507,232	883,507,232	1,000,000	1.41%	3,849.27	$5,000
New York Board Sub-Total	81,438,960,996	81,438,960,996	45,300,000	63.71%	174,371.87	226,500.00

CHICAGO BOARD (21/69)

DWS Blue Chip Fund	592,078,555					
		592,078,555	900,000	1.27%	3,464.34	$4,500
DWS Equity Trust						
DWS Dreman Financial Services Fund	91,133,147		450,000	60.00%	1,212.52	$2,250
DWS Core Plus Allocation Fund	2,156,392		100,000	13.33%	269.45	$500
DWS Disciplined Market Neutral Fund	10,009,860		200,000	26.67%	538.90	$1,000
		103,299,399	525,000	0.74%	2,020.87	$2,625
DWS High Income Series						
DWS High Income Fund	2,167,038,901					
		2,167,038,901	1,700,000	2.39%	6,543.76	$8,500
DWS State Tax-Free Income Series						
DWS California Tax-Free Income Fund	873,563,615		1,000,000	57.14%	2,749.48	$5,000
DWS New York Tax-Free Income Fund	392,501,071		750,000	42.86%	2,062.11	$3,750
Total Trust Assets		1,266,064,686	1,250,000	1.76%	4,811.59	$6,250
DWS Strategic Income Fund	359,299,546					
		359,299,546	750,000	1.05%	2,886.95	$3,750
DWS Target Fund						
DWS Target 2010 Fund	49,462,028		350,000	16.28%	469.97	$1,750
DWS Target 2011 Fund	78,162,312		450,000	20.93%	604.25	$2,250
DWS Target 2012 Fund	61,285,668		400,000	18.60%	537.11	$2,000
DWS Target 2013 Fund	43,429,533		350,000	16.28%	469.97	$1,750
DWS Target 2014 Fund	44,503,406		350,000	16.28%	469.97	$1,750
DWS Target 2008 Fund	20,544,811		250,000	11.63%	335.69	$1,250
Total Trust Assets		297,387,758	750,000	1.05%	2,886.95	$3,750
DWS Technology Fund	1,093,908,803					
		1,093,908,803	1,250,000	1.76%	4,811.59	$6,250
DWS Balanced Fund	1,892,527,632					
		1,892,527,632	1,500,000	2.11%	5,773.90	$7,500
DWS U.S. Government Securities Fund	2,387,429,446					
		2,387,429,446	1,700,000	2.39%	6,543.76	$8,500
DWS Value Series, Inc.						
DWS Large Cap Value Fund	1,906,755,614		1,500,000	24.00%	2,309.56	$7,500
DWS Dreman High Return Equity Fund	8,576,069,764		2,500,000	40.00%	3,849.27	$12,500
DWS Dreman Small Cap Value Fund	1,628,587,984		1,500,000	24.00%	2,309.56	$7,500
DWS Dreman Concentrated Value Fund	62,973,869		400,000	6.40%	615.88	$2,000
DWS Dreman Mid Cap Value Fund	40,509,600		350,000	5.60%	538.90	$1,750
Total Assets		12,214,896,831	2,500,000	3.52%	9,623.17	$12,500
Scudder Variable Series II ("SVS II")						
DWS Mid Cap Growth VIP	59,900,650		400,000	2.46%	236.51	$2,000
DWS Blue Chip VIP	352,128,786		750,000	4.61%	443.46	$3,750
DWS Large Cap Value VIP	313,348,411		750,000	4.61%	443.46	$3,750
DWS Global Thematic VIP	153,735,605		600,000	3.69%	354.77	$3,000
DWS Government & Agency Securities VIP	245,786,914		600,000	3.69%	354.77	$3,000
DWS High Income VIP	370,106,695		750,000	4.61%	443.46	$3,750
DWS International Select Equity VIP	281,504,224		750,000	4.61%	443.46	$3,750
DWS Core Fixed Income VIP	366,371,927		750,000	4.61%	443.46	$3,750
DWS Money Market VIP	318,006,875		750,000	4.61%	443.46	$3,750
DWS Small Cap Growth VIP	255,417,306		750,000	4.61%	443.46	$3,750
DWS Strategic Income VIP	106,548,138		525,000	3.23%	310.42	$2,625
DWS Technology VIP	180,959,586		600,000	3.69%	354.77	$3,000
DWS Balanced VIP	635,400,420		900,000	5.53%	532.16	$4,500
DWS Moderate Allocation VIP	180,301,148		600,000	3.69%	354.77	$3,000
DWS Conservative Allocation VIP	63,117,533		400,000	2.46%	236.51	$2,000
DWS Growth Allocation VIP	207,497,804		600,000	3.69%	354.77	$3,000
DWS Large Cap Core VIP	6,611,101		150,000	0.92%	88.69	$750
DWS Templeton Foreign Value VIP	28,093,617		300,000	1.84%	177.39	$1,500
DWS Legg Mason Aggressive Growth VIP	53,609,917		400,000	2.46%	236.51	$2,000
DWS Dreman Small Cap Value VIP	630,464,530		900,000	5.53%	532.16	$4,500
DWS Dreman High Return Equity VIP	1,152,415,121		1,250,000	7.68%	739.11	$6,250
DWS Janus Growth & Income VIP	223,554,418		600,000	3.69%	354.77	$3,000
DWS Janus Growth Opportunities VIP	128,957,500		525,000	3.23%	310.42	$2,625
DWS Turner Mid Cap Growth VIP	142,109,123		525,000	3.23%	310.42	$2,625
DWS Oak Strategic Equity VIP	63,099,032		400,000	2.46%	236.51	$2,000
DWS Davis Venture Value VIP	412,167,207		750,000	4.61%	443.46	$3,750
Total Trust Assets		6,931,213,588	2,500,000	3.52%	9,623.17	$12,500
Cash Account Trust (3)						
Money Market Portfolio (1)	925,163,358		1,000,000	8.51%	818.99	$5,000
Institutional Money Market Shares	128,034,524		525,000	4.47%	429.97	$2,625
Premium Reserve Money Market Shares	283,019,789		750,000	6.38%	614.24	$3,750
Premier Money Market Shares	1,444,935,332		1,250,000	10.64%	1,023.74	$6,250
Institutional Select Money Market Shares	225		50,000	0.43%	40.95	$250
Money Market Portfolio Capital Assets Fund Shares	857,137,973		1,000,000	8.51%	818.99	$5,000
Davidson Cash Equivalent Shares Money Market Port.	647,508,868		900,000	7.66%	737.09	$4,500
Government & Agency Securities Portfolio (1)	52,989,745		400,000	3.40%	327.60	$2,000
Government Premier Shares	1,675,215,815		1,500,000	12.77%	1,228.49	$7,500
Government & Agency Portfolio Capital Assets Fund	73,386,789		400,000	3.40%	327.60	$2,000

Davidson Cash Equivalent Shares Gov't. & Agency Port.	357,228,071		750,000	6.38%	614.24	$3,750
Tax-Exempt Portfolio (1)	22,837,596		250,000	2.13%	204.75	$1,250
Tax-Exempt Premier Money Market Shares	119,863,636		525,000	4.47%	429.97	$2,625
Tax-Exempt Cash Managed Shares	264,950,047		750,000	6.38%	614.24	$3,750
Tax-Exempt Cash Institutional Shares	805,104,326		1,000,000	8.51%	818.99	$5,000
Tax-Exempt Capital Assets Fund Shares	31,108,713		300,000	2.55%	245.70	$1,500
Davidson Cash Equivalent Shares Tax Exempt Port.	56,979,335		400,000	3.40%	327.60	$2,000
Total Trust Assets		7,745,464,142	2,500,000	3.52%	9,623.17	$12,500
Investors Cash Trust (2)						
Government & Agency Securities Portfolio (1)	161,573,604		600,000	26.97%	778.50	$3,000
Government Cash & Agency Institutional Shares	81,323,983		450,000	20.22%	583.88	$2,250
Government Cash & Agency Managed Shares	166,847,371		600,000	26.97%	778.50	$3,000
Treasury Portfolio (1)	3,473,739		125,000	5.62%	162.19	$625
Treasury Premier Shares	64,216,915		450,000	20.22%	583.88	$2,250
Total Trust Assets		477,435,612	750,000	1.05%	2,886.95	$3,750
Investors Municipal Cash Fund						
Investors Florida Municipal Cash Fund	24,232,402		250,000	23.81%	412.42	$1,250
Investors New Jersey Muncipal Cash Fund	14,339,313		200,000	19.05%	329.94	$1,000
Investors Michigan Municipal Cash Fund	6,307,000		150,000	14.29%	247.45	$750
Investors Pennsylvania Municipal Cash Fund	6,527,241		150,000	14.29%	247.45	$750
Tax-Exempt New York Money Market Fund	33,003,903		300,000	28.57%	494.91	$1,500
Total Trust Assets		84,409,859	450,000	0.63%	1,732.17	$2,250
Tax-Exempt California Money Market Fund	85,382,768					
		85,382,768	450,000	0.63%	1,732.17	$2,250
DWS Money Funds						
DWS Money Market Prime Series	3,415,883,296		2,100,000	56.00%	5,388.98	$10,500
DWS Government & Agency Money Fund	449,480,992		750,000	20.00%	1,924.63	$3,750
DWS Tax-Exempt Money Fund	638,544,754		900,000	24.00%	2,309.56	$4,500
Total Trust Assets		4,503,909,042	2,500,000	3.52%	9,623.17	$12,500
Closed End Funds under Chicago Board (5):						
DWS High Income Trust	187,292,926	187,292,926	600,000	0.84%	2,309.56	$3,000
DWS Multi-Market Income Trust	205,390,110	205,390,110	600,000	0.84%	2,309.56	$3,000
DWS Municipal Income Trust	472,396,995	472,396,995	750,000	1.05%	2,886.95	$3,750
DWS Strategic Income Trust	47,862,794	47,862,794	350,000	0.49%	1,347.24	$1,750
DWS Strategic Municipal Income Trust	136,029,905	136,029,905	525,000	0.74%	2,020.87	$2,625
Chicago Board Sub-Total	43,250,719,298	43,250,719,298	24,800,000	34.88%	95,461.86	124,000.00
The Korea Fund, Inc.	983,743,246	983,743,246	1,000,000	1.41%	3,849.27	$5,000
TOTALS	$ 125,673,423,540	$ 125,673,423,540	$ 71,100,000	100.00%	$ 273,683.00	

Fidelity Bond Limit = $78,000,000
Premium per $million limit = $3,500
Deductible = $100,000 (zero for employee dishonesty)
Policy Period - October 31, 2006/October 31, 2007
Insurance Carrier - ICI Mutual Insurance Company

ICIM Services
Partners in Risk Management

December 19, 2006

Mr. Donald Hooker
Consultant
Deutsche Investment Management Americas, Inc.
311 Broadmoor Rd.
Baltimore, MD 21212

RE: ICI Mutual Blanket Bond No. 87146106B ("Bond")

Dear Don:

I am hereby confirming that ICI Mutual has been paid the full premium of $273,000 for the above-referenced Bond with a Bond Period of October 31, 2006 to October 31, 2007.

Sincerely,

John T. Mulligan
Vice President

1401 H Street, NW • Washington, DC 20005 • 800.643.4246 • Fax: 202.682.2425